OPPENHEIMER ULTRA DIVIDEND REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 13, 2015, a shareholder meeting of Oppenheimer
Ultra Dividend Revenue ETF (the "Fund") was held at which
Proposal 1, a new Investment Advisory Agreement between
Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy
Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


               For        Against     Abstain
             1,069,118     2,664     3,748



Proposal 2: To elect Trustees


      Nominee/Proposal           For    Withheld
      Trustees
      Sam Freedman            1,248,019     8,115
      Jon S. Fossel            1,248,019     8,115
      Richard F. Grabish        1,248,248     7,886
      Beverly L. Hamilton       1,248,248     7,886
      Victoria J. Herget        1,249,748     6,386
      Robert J. Malone           1,248,019     8,115
      F. William Marshall, Jr.  1,248,019     8,115
      Karen L. Stuckey          1,249,748     6,386
      James D. Vaughn            1,248,019     8,115
      Arthur P. Steinmetz        1,249,748     6,386